Exhibit 8.1

Subsidiaries

The following is a list of our significant subsidiaries, including the name, country of incorporation or residence, the proportion of our ownership interest in each and, if different, the proportion of voting power held by us.

Subsidiary	Jurisdiction	Ownership
Tower US Holdings Inc.	Delaware	100% directly
Jazz US Holdings Inc.	Delaware	100% indirectly through Tower US Holdings Inc.
Jazz Semiconductor, Inc.	Delaware	100% indirectly through Jazz US Holdings Inc.
Newport Fab LLC	Delaware	100% indirectly through Jazz Semiconductor, Inc.
TowerJazz Texas Inc.	Delaware	100% indirectly through Tower US Holdings Inc.
TowerJazz Panasonic Semiconductor Co., Ltd.,	Japan	51% directly